CUSIP NO. 867017105	Page 12 of 13

Exhibit 99.3

CONSULTING AGREEMENT

This Consulting Agreement is made as of September 19, 2008, by and between Massey Services, Inc. (the “Company”) and Michael Brauser (the “Consultant”).

BACKGROUND

The Company is interested in the potential acquisition of Sunair Services Corporation (“Sunair”), a publicly held company listed on the American Stock Exchange. The Consultant or an affiliate of the consultant is a shareholder in Sunair and has an interest in Sunair being acquired by the Company on terms acceptable to the Company and Sunair’s shareholders.

The Company desires to engage the Consultant to facilitate the discussions between the Company and Sunair and to advise the Company on matters relating to this potential acquisition. The form of acquisition has not yet been negotiated, but will most likely take the form of a merger of Sunair with a wholly-owned subsidiary of the Company, with the shareholders in Sunair receiving a certain amount of cash per share. Under no circumstances will the Company be issuing securities in connection with this potential transaction.

In the event that the Company is successful in acquiring Sunair, the Consultant will be entitled to receive certain compensation on the terms and conditions set forth in this Agreement.

AGREEMENT

The Company and the Consultant agree as follows:

1. The Company hereby engages the Consultant to facilitate the potential acquisition of Sunair by the Company on terms acceptable to the Company. The Consultant shall advise the Company from time to time on negotiating strategy, relationship development, mechanics of making an offer to Sunair and its shareholders, communicating with the Sunair Board of Directors and its special committee formed for considering an acquisition, and other areas that will facilitate this potential acquisition. The Consultant agrees to use his best efforts to provide these services to the Company during the term of this Agreement.

2. The term of this Agreement is 180 days from the date of this Agreement. In the event the Consultant dies, becomes legally incapacitated, or fails to use his best efforts to provide the services set forth in paragraph 1 above, Massey may terminate this Agreement. Upon such termination, the Consultant, his estate or legal representative shall be entitled to a pro rata portion of the compensation set forth in paragraph 3 below, based on the number of days during which the Consultant was able to provide services divided by the number of days from the date of this Agreement until closing of the acquisition of Sunair up to a maximum number of days for the acquisition of Sunair of 180 days. As an example, if the Company terminates this Agreement pursuant to this paragraph after the Consultant had provided services for 60 days and the acquisition was effectuated 180 days from the date of this Agreement, the Consultant, his estate or legal representative would be entitled to 33.33% of the Consultant’s compensation upon the closing of such acquisition (60 ÷ 180 days). The compensation will be payable if, and only if, the acquisition closes within 180 days from the date of this Agreement.

3. If the Company acquires Sunair in a manner by which the Company acquires all of the outstanding securities of Sunair through whatever means or acquires substantially all of the assets of Sunair (except for Telecom FM Limited) while this Agreement is in effect, the Consultant shall be paid a cash fee of $1,000,000 at closing, if and only if such acquisition closes, provided the Consultant has performed his services in accordance with paragraph 1.*

*	Company agrees to reimburse Consultant up to $25,000 in legal fees.

CUSIP NO. 867017105	Page 13 of 13

4. The Consultant is authorized to communicate with Sunair, the Sunair Board of Directors, and Sunair Executives on behalf of the Company, but is not authorized to enter oral or written agreements with Sunair or its shareholders on behalf of the Company. Any agreements between the Company and Sunair or its shareholders must be made by an authorized officer of the Company.

5. The Consultant agrees not to solicit proxies for any meeting of the shareholders of Sunair on behalf of the Company from more than 10 shareholders so as not to require the delivery of a proxy statement to the Sunair shareholders by the Company under Section 14 of the Securities Act of 1934. So long as this Agreement is in effect, the Company agrees not to solicit proxies or consents relating to Sunair except in connection with a shareholders’ meeting or in seeking to remove directors or with Consultant’s written consent. In acting as a representative of the Company under the terms of this Agreement, the Consultant agrees to comply with all applicable state and federal laws. While this Agreement is in effect, the Company agrees that it will not pay less per share consideration in the acquisition transaction to the shareholders of Sunair for whom the Consultant has been instrumental in obtaining an agreement to support the acquisition by the Company than other shareholders of Sunair.

6. The Consultant may receive certain confidential information from the Company (“Confidential Information”). The Consultant agrees not to disclose Confidential Information to others except to his legal counsel or other professional advisors who are under a duty of confidentiality to the Consultant.

7. The Company may discontinue its discussions or negotiations with Sunair at any time in its sole discretion or refuse to close on the acquisition of Sunair without any obligation to the Consultant.

8. The Consultant understands that the current plan of the Company is to offer $3.00 per share to Sunair subject to certain adjustments as defined in the proposed term sheet separately provided to the Consultant. The Company may revise this plan or abandon this plan at any time.

9. The Consultant shall bear his own travel, telephone, overnight delivery, fax, copying and other similar expenses and shall bear his own legal fees in connection with this Agreement and the consulting services by the Consultant.

10. This Agreement is the entire agreement between the Consultant and the Company with respect to the matters contained in this Agreement and may not be modified except by an instrument in writing signed by both parties. This Agreement is personal to the Consultant and may not be assigned by the Consultant. This Agreement shall be governed by the laws of the State of Florida and venue for any action under this Agreement shall be in Orange County, Florida.

The Consultant and the Company, intending to be legally bound by this Agreement, have signed this Agreement as of the date set forth above.

MASSEY SERVICES, INC.		CONSULTANT

By:	/s/ G.A. Elias	/s/ Michael Brauser
Name:	G.A. Elias	Michael Brauser
Title:	Sr. VP CFO
Date:	9/19/08	Date:9/19/08